May 20, 2009

Ms. Amy Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C.  20549-7010

Re:	ERHC Energy Inc.
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 14, 2007
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008
Filed December 15, 2008
Supplemental Response Submitted March 5, 2009
File No. 0-17325

Dear Ms. Parker:

In connection with your review of ERHC Energy, Inc.’s (the “Company”) Form 10-K, we respectfully submit the following responses to the comments included in your letter of March 30, 2009.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007

Directors and Executive Officers of the Registrant: and Corporate Governance, page 62

Comment 4

Please provide the disclosure required by Item 401 of Regulation S-K with respect to each of your executive officers. For example, we note your inclusion of James Ledbetter, Sylvan Odobulu and David Bovell as "named executive officers" in your summary compensation table at page 67, but you do not provide the disclosure required by Item 401 with respect to each such individual. See Exchange Act Rule 3b-7 for the definition of "executive officer”.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
May 20, 2009

Response

We have revised our executive Officers disclosure as follows:

David Bovell, Vice President Corporate Development

David A. Bovell is the Vice President Corporate Development of ERHC Energy Inc. and its subsidiaries. Mr. Bovell’s expertise is corporate finance for small and medium cap companies, with an emphasis in strategy formulation, business planning, fund raising, stock exchange listings initial public offerings and mergers and acquisitions. Prior to joining ERHC in 2008, Mr. Bovell served as managing director of Green Corporate Finance Ltd. and as director of Equity Partners for Emerging Markets. He was previously Finance Director for Antonov plc, where he initiated the company’s listing on the Alternative Investments Market (AIM) of the London Stock Exchange. As Vice President Corporate Development, he oversees planning and implementation of strategies for corporate growth. Responsibilities include the identification of appropriate opportunities for corporate mergers and acquisitions by ERHC. Mr. Bovell will also pursue future corporate finance options, including stock-exchange listings. Mr. Bovell has a Bachelor of Commerce (Honours) in Economics & Financial Management from the University of Cape Town.

James Ledbetter, Vice President Technical

James Ledbetter manages ERHC's relationships with consortium partners and various regulatory agencies. He also is playing a key role in helping ERHC Energy expand its asset base and diversify beyond the Joint Development Zone. Mr. Ledbetter has more than 25 years experience in exploration and production projects. He has an international background, having worked on projects in more than 20 countries, including work in Australia, Europe, the Middle East, North and South America and the Pacific Rim. Prior to joining ERHC Energy, Mr. Ledbetter served as a technology coordinator for Saudi Aramco's Research & Technology Division, where he coordinated more than 200 technology initiatives. Prior to that, he developed and evaluated the worldwide exploration portfolio for Occidental Oil & Gas Corporation as its chief of strategic planning & economics, worldwide exploration. Prior thereto, Mr. Ledbetter worked for International Economic & Engineering Consultants, Inc., Kuwait Foreign Petroleum Exploration Company, Capitol Steel & Iron Company, Kerr-McGee Corporation and Cities Service Company.

Sylvan Odobulu, Controller and Principal Accounting Officer

Sylvan Odobulu has served as Controller of ERHC Energy since July 2006. In this capacity, Mr. Odobulu is the principal accounting officer, responsible for overseeing ERHC's day to day operations, preparing ERHC's financial statements, SEC reporting functions and managing the activities of the company's staff and service providers. Prior to joining ERHC, Mr. Odobulu held various positions with Ernst and Young LLP, Mitchell, Williams and Eds Partnership, United Parcel Services and Kforce. Mr. Odobulu has a Bachelor of Science in Accounting from the University of North Texas.